UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

100 F Street, N.E.

Washington, D.C. 20549

REPORT OF

INTERNATIONAL BANK FOR RECONSTRUCTION AND DEVELOPMENT

In respect of its

U.S. Dollar 5,000,000,000 1.375 per cent. Notes due April 20, 2028

Filed pursuant to Rule 3 of Regulation BW

Dated: April 19, 2021

The following information regarding the U.S. Dollar 5,000,000,000 1.375 per cent. Notes due April 20, 2028 (the “Notes”) of the International Bank for Reconstruction and Development is being filed pursuant to Rule 3 of Regulation BW. As authorized by Rule 4 of Regulation BW, certain information is provided in the form of a Prospectus (the “Prospectus”) for the Bank’s Global Debt Issuance Facility (the “Facility”), the most recent version of which (dated May 28, 2008) is already on file with the Securities and Exchange Commission and in the form of an Information Statement (the “Information Statement”), the most recent version of which (dated September 23, 2020) is already on file with the Securities and Exchange Commission.

Item 1.	Description of Obligations

(a) U.S. Dollar 5,000,000,000 1.375 per cent. Notes due April 20, 2028.

(b) The interest rate per U.S. Dollar 1,000 (the “Specified Denomination”) shall be 1.375 per cent. per annum, payable semi-annually in arrear on each April 20 and October 20, commencing October 20, 2021, and ending on April 20, 2028.

(c) Maturing April 20, 2028. The maturity of the Notes may be accelerated if the Bank shall default in the payment of the principal of, or interest on, or in the performance of any covenant in respect of a purchase fund or a sinking fund for any bonds, notes (including the Notes) or similar obligations which have been issued, assumed or guaranteed by the Bank, such default shall continue for a period of 90 days, a holder notifies the Bank that it elects to declare the principal of Notes held by it to be due and payable, and all such defaults have not been cured by 30 days after such notice has been delivered. Any such notice shall be accompanied by appropriate proof that the notifying party is a Noteholder.

(d) Not Applicable.

(e) Bank’s standard negative pledge clause (see Condition 4 on page 22 of the Prospectus).

(f) Not Applicable.

(g) No provisions have been made for the amendment or modification of the terms of the obligations by the holders thereof or otherwise.

(h) See Prospectus, pages 8-13.

(i) Federal Reserve Bank of New York, 33 Liberty Street, New York, New York 10045.

Item 2.	Distribution of Obligations

As of April 15, 2021, the Bank entered into a Terms Agreement with Barclays Bank PLC, BMO Capital Markets Corp., CastleOak Securities, L.P., Citigroup Global Markets Limited, Daiwa Capital Markets Europe Limited, Deutsche Bank AG, London Branch, Goldman Sachs

International, HSBC Bank plc, Jefferies LLC, J.P. Morgan Securities plc, Merrill Lynch International, Morgan Stanley & Co. International plc, RBC Capital Markets, LLC, Skandinaviska Enskilda Banken AB (publ), The Toronto-Dominion Bank and Wells Fargo Securities, LLC (collectively, the “Managers”), pursuant to which the Bank agreed to issue, and the Managers agreed to purchase, a principal amount of the Notes aggregating USD 5,000,000,000 at 99.987% of par. The Notes will be offered for sale subject to issuance and acceptance by the Managers and subject to prior sale. Delivery of the Notes is expected to be made on or about April 20, 2021.

The Terms Agreement provides that the obligations of the Managers are subject to certain conditions, including the continued accuracy of the Bank’s representations and warranties set forth in the Bank’s Standard Provisions relating to the issuance of notes under the Global Debt Issuance Facility (the “Standard Provisions”), the most recent version of which (dated as of May 28, 2008) is already on file with the Securities and Exchange Commission.

Item 3.	Distribution Spread

Price to Public	Selling Discounts and Commissions	Proceeds to the Bank
Per Unit: 99.987%	0.150%	99.837%
Total: USD 4,999,350,000	USD 7,500,000	USD 4,991,850,000

Item 4.	Discounts and Commissions to Sub-Underwriters and Dealers

None

Item 5.	Other Expenses of Distribution

As the Notes are offered as part of a continuous series of borrowings under the Facility, precise expense amounts for this transaction are not yet known.

Item 6.	Application of Proceeds

The net proceeds will be used in the general operations of the Bank.

Item 7.	Exhibits

A.	Final Terms dated April 15, 2021.

B.	Terms Agreement dated April 15, 2021.

EXECUTION VERSION

Final Terms dated April 15, 2021

International Bank for Reconstruction and Development

Issue of US$5,000,000,000 1.375 per cent. Notes due April 20, 2028 under the

Global Debt Issuance Facility

Terms used herein shall be deemed to be defined as such for the purposes of the terms and conditions (the “Conditions”) set forth in the Prospectus dated May 28, 2008. This document constitutes the Final Terms of the Notes described herein and must be read in conjunction with such Prospectus.

UK MiFIR product governance / Retail investors, professional investors and ECPs target markets – See Term 28 below.

SUMMARY OF THE NOTES

1.	Issuer:	International Bank for Reconstruction and Development (“IBRD”)

2.	(i) Series Number:	101355

	(ii) Tranche Number:	1

3.	Specified Currency or Currencies (Condition 1(d)):	United States Dollars (“US$”)

4.	Aggregate Nominal Amount:

	(i) Series:	US$5,000,000,000

	(ii) Tranche:	US$5,000,000,000

5.	(i) Issue Price:	99.987 per cent. of the Aggregate Nominal Amount

	(ii) Net proceeds:	US$4,991,850,000

6.	Specified Denominations (Condition 1(b)):	US$1,000 and integral multiples thereof

7.	Issue Date:	April 20, 2021

8.	Maturity Date (Condition 6(a)):	April 20, 2028

9.	Interest Basis (Condition 5):	1.375 per cent. Fixed Rate (further particulars specified below)

10.	Redemption/Payment Basis (Condition 6):	Redemption at par

11.	Change of Interest or Redemption/Payment Basis:	Not Applicable

12.	Call/Put Options (Condition 6):	Not Applicable

13.	Status of the Notes (Condition 3):	Unsecured and unsubordinated

14.	Listing:	Luxembourg Stock Exchange

15.	Method of distribution:	Syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

16.	Fixed Rate Note Provisions (Condition 5(a)):	Applicable

	(i) Rate of Interest:	1.375 per cent. per annum payable semi-annually in arrear

	(ii) Interest Payment Date(s):	April 20 and October 20 of each year, from and including October 20, 2021, to and including the Maturity Date, not subject to adjustment in accordance with a Business Day Convention

	(iii) Interest Period Date(s):	Each Interest Payment Date

	(iv) Business Day Convention:	Not Applicable

	(v) Day Count Fraction (Condition 5(l)):	30/360

	(vi) Other terms relating to the method of calculating interest for Fixed Rate Notes:	Not Applicable

PROVISIONS RELATING TO REDEMPTION

17.	Final Redemption Amount of each Note (Condition 6):	US$1,000 per minimum Specified Denomination

18.	Early Redemption Amount (Condition 6(c)):	As set out in the Conditions

GENERAL PROVISIONS APPLICABLE TO THE NOTES

19.	Form of Notes (Condition 1(a)):	Fed Bookentry Notes:

Fed Bookentry Notes available on Issue Date

20.	New Global Note:	No

21.	Financial Centre(s) or other special provisions relating to payment dates (Condition 7(h)):	New York

22.	Governing law (Condition 14):	New York

23.	Other final terms:	Not Applicable

DISTRIBUTION

24.	(i) If syndicated, names of Managers and underwriting commitments:	Barclays Bank PLC:	US$1,212,500,000

		BMO Capital Markets Corp.:	US$1,212,500,000

		The Toronto-Dominion Bank:	US$1,212,500,000

		Wells Fargo Securities, LLC:	US$1,212,500,000

		CastleOak Securities, L.P.:	US$97,000,000

		Daiwa Capital Markets Europe Limited:	US$33,000,000

		Citigroup Global Markets Limited:	US$2,000,000

		Deutsche Bank AG, London Branch:	US$2,000,000

		Goldman Sachs International:	US$2,000,000

		HSBC Bank plc:	US$2,000,000

		Jefferies LLC:	US$2,000,000

		J.P. Morgan Securities plc:	US$2,000,000

		Merrill Lynch International:	US$2,000,000

		Morgan Stanley & Co. International plc:	US$2,000,000

		RBC Capital Markets, LLC:	US$2,000,000

		Skandinaviska Enskilda Banken AB (publ):	US$2,000,000

	(ii) Stabilizing Manager(s) (if any):	The Toronto-Dominion Bank

25.	If non-syndicated, name of Dealer:	Not Applicable

26.	Total commission and concession:	0.15 per cent. of the Aggregate Nominal Amount

27.	Additional selling restrictions:	Not Applicable

28.	UK MiFIR product governance Retail investors, professional investors and ECPs target markets:

Regulation (EU) No 600/2014 as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018 (“UK MiFIR”) product governance / Retail investors, professional investors and eligible counterparties (“ECPs”) target market:

Solely for the purposes of the manufacturers’ product approval process, the target market assessment in respect of the Notes has led to the conclusion that (i) the target market for the Notes is eligible counterparties (as defined in the United Kingdom Financial Conduct Authority (the “FCA”) Handbook Conduct of Business Sourcebook (“COBS”)), professional clients (as defined in UK MiFIR) and retail clients (as defined in point (8) of Article 2 of Regulation (EU) No 2017/565 as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018); and (ii) all channels for distribution of the Notes are appropriate. Any person subsequently offering, selling or recommending the Notes (a “distributor”) should take into consideration the manufacturers’ target market assessment; however, each distributor subject to the FCA Handbook Product Intervention and Product Governance Sourcebook (the “UK MiFIR Product Governance Rules”) is responsible for undertaking its own target market assessment in respect of the Notes (by either adopting or refining the manufacturers’ target market assessment) and determining appropriate distribution channels.

IBRD does not fall under the scope of application of UK MiFIR. Consequently, IBRD does not qualify as an “investment firm”, “manufacturer” or “distributor” for the purposes of UK MiFIR.

For the purposes of this provision, the term “manufacturers” means Barclays Bank PLC and The Toronto-Dominion Bank.

OPERATIONAL INFORMATION

29.	ISIN Code:	US459058JW44

30.	CUSIP:	459058JW4

31.	Common Code:	233338150

32.	Any clearing system(s) other than Euroclear Bank SA/NV, Clearstream Banking S.A. and The Depository Trust Company and the relevant identification number(s):	Bookentry system of the Federal Reserve Banks; Euroclear Bank SA/NV; Clearstream Banking S.A.

33.	Delivery:	Delivery against payment

34.	Intended to be held in a manner which would allow Eurosystem eligibility:	Not Applicable

GENERAL INFORMATION

IBRD’s most recent Information Statement was issued on September 23, 2020.

USE OF PROCEEDS

Supporting sustainable development in IBRD’s member countries

The net proceeds from the sale of the Notes will be used by IBRD to finance Eligible Sustainable Development Projects.

“Eligible Sustainable Development Projects” means projects, programs and activities in IBRD’s member countries designed to achieve positive social and environmental impacts and outcomes in line with IBRD’s twin goals of eliminating extreme poverty and promoting shared prosperity.

Eligible Sustainable Development Projects undergo a rigorous review and internal approval process which integrates IBRD’s sustainability policies and environmental and social requirements.

IBRD’s sustainable development bond framework (“SDBF”), as published from time to time, describes the process for selecting, evaluating and reporting on Eligible Sustainable Development Projects and contains descriptions and examples of such eligible projects.

The net proceeds from the sale of the Notes are not committed or earmarked for the lending to, or financing of, any particular Eligible Sustainable Development Projects. Returns on Notes are not linked to the performance of any particular Eligible Sustainable Development Projects. Prior to use, the net proceeds from the sale of the Notes will be invested by IBRD’s Treasury in accordance with IBRD’s liquid asset management investment policies. IBRD’s administrative and operating expenses are covered entirely by IBRD’s various sources of revenue (net income) consisting primarily of net loan revenues and investment income (as more fully described in the Information Statement). The SDBF and the information set forth therein are not a part of, or incorporated by reference into, the Prospectus.

SUPPLEMENTAL PROSPECTUS INFORMATION

The Dealers are represented by Sullivan & Cromwell LLP. From time to time Sullivan & Cromwell LLP performs legal services for IBRD.

SUPPLEMENTAL U.S. FEDERAL INCOME TAX CONSIDERATIONS

You should carefully consider the matters set forth under “Tax Matters” in the accompanying Prospectus. The following discussion supplements the section “Tax Matters” in the accompanying Prospectus and is subject to the limitations and exceptions set forth therein.

You should consult with your own tax advisor concerning the consequences of investing in and holding the Notes in your particular circumstances, including the application of state, local or other tax laws and the possible effects of changes in federal or other tax laws.

Upon a sale or retirement of the Notes, a U.S. Holder will generally recognize capital gain or loss equal to the difference, if any, between (i) the amount realized on the sale or retirement (other than amounts attributable to accrued but unpaid interest, which would be treated as such) and (ii) the U.S. Holder’s adjusted tax basis in the Notes. A U.S. Holder’s adjusted tax basis in the Notes generally will equal the cost of the Notes to the U.S. Holder. Capital gain of individual taxpayers from the sale or retirement of the Notes held for more than one year may be eligible for reduced rates of taxation. The deductibility of a capital loss is subject to significant limitations.

Information with Respect to Foreign Financial Assets. Owners of “specified foreign financial assets” with an aggregate value in excess of US$50,000 (and in some circumstances, a higher threshold) may be required to file an information report with respect to such assets with their tax returns. “Specified foreign financial assets” may include financial accounts maintained by foreign financial institutions (which may include the Notes), as well as the following, but only if they are held for investment and not held in accounts maintained by financial institutions: (i) stocks and securities issued by non-U.S. persons, (ii) financial instruments and contracts that have non-U.S. issuers or counterparties, and (iii) interests in foreign entities. Holders should consult their tax advisors regarding the application of this reporting obligation to their ownership of the Notes.

Medicare Tax. A U.S. Holder that is an individual or estate, or a trust that does not fall into a special class of trusts that is exempt from such tax, is subject to a 3.8% tax (the “Medicare tax”) on the lesser of (1) the U.S. Holder’s “net investment income” (or “undistributed net investment income” in the case of an estate or trust) for the relevant taxable year and (2) the excess of the U.S. Holder’s modified adjusted gross income for the taxable year over a certain threshold (which in the case of individuals is between US$125,000 and US$250,000, depending on the individual’s circumstances). A U.S. Holder’s net investment income will generally include its gross interest income and its net gains from the disposition of Notes, unless such interest income or net gains are derived in the ordinary course of the conduct of a trade or business (other than a trade or business that consists of certain passive or trading activities). If you are a U.S. Holder that is an individual, estate or trust, you are urged to consult your tax advisors regarding the applicability of the Medicare tax to your income and gains in respect of your investment in the Notes.

LISTING APPLICATION

These Final Terms comprise the final terms required for the admission to the Official List of the Luxembourg Stock Exchange and to trading on the Luxembourg Stock Exchange’s regulated market of the Notes described herein issued pursuant to the Global Debt Issuance Facility of International Bank for Reconstruction and Development.

RESPONSIBILITY

IBRD accepts responsibility for the information contained in these Final Terms.

Signed on behalf of IBRD:

By:	/s/ Jong Woo Nam
Name: Jong Woo Nam
Title: Authorized Officer

Duly authorized

EXECUTION VERSION

TERMS AGREEMENT NO. 101355 UNDER THE FACILITY

April 15, 2021

International Bank for Reconstruction

and Development

1818 H Street, N.W.

Washington, D.C. 20433

The undersigned agree to purchase from you (the “Bank”) the Bank’s US$5,000,000,000 1.375 per cent. Notes due April 20, 2028 (the “Notes”) described in the Final Terms, dated as of the date hereof (the “Final Terms”) at 11:00 a.m. New York time on April 20, 2021 (the “Settlement Date”) at an aggregate purchase price of US$4,991,850,000 (which is 99.837 per cent. of the aggregate nominal amount of the Notes) on the terms set forth herein and in the Standard Provisions, amended and restated as of May 28, 2008, relating to the issuance of Notes by the Bank (the “Standard Provisions”), incorporated herein by reference. In so purchasing the Notes, each of the undersigned understands and agrees that it is not acting as an agent of the Bank in the sale of the Notes.

When used herein and in the Standard Provisions as so incorporated, the term “Notes” refers to the Notes as defined herein and the term “Time of Sale” refers to April 13, 2021, 6:45 p.m. London time. All other terms defined in the Prospectus, the Final Terms relating to the Notes and the Standard Provisions shall have the same meaning when used herein.

The Bank represents and warrants to us that the representations, warranties and agreements of the Bank set forth in Section 2 of the Standard Provisions (with the “Prospectus” revised to read the “Prospectus as amended and supplemented with respect to Notes at the date hereof”) are true and correct on the date hereof.

The obligation of each of the undersigned to purchase Notes hereunder is subject to the continued accuracy, on each date from the date hereof to and including the Settlement Date, of the Bank’s representations and warranties contained in the Standard Provisions and to the Bank’s performance and observance of all applicable covenants and agreements contained therein. The obligation of the undersigned to purchase Notes hereunder is further subject to the receipt by the undersigned of a letter from each of Sullivan & Cromwell LLP and Deloitte & Touche LLP addressed to each of the undersigned and giving the undersigned the full benefit of the existing validity opinion or accountants’ letter of such firm as of the date of such existing validity opinion or accountants’ letter.

Subject to Section 5.6 of the Standard Provisions, the Bank certifies to each of the undersigned that, as of the Settlement Date, (i) the representations and warranties of the Bank contained in the Standard Provisions are true and correct as though made at and as of the Settlement Date, (ii) the Bank has performed all of its obligations under this Terms Agreement required to be performed or satisfied on or prior to the Settlement Date, and (iii) the Prospectus contains all material information relating to the assets and liabilities, financial position, and profits and losses of the Bank, and nothing has happened or is expected to happen which would require the Prospectus to be supplemented or updated.

1

The Bank agrees that it will issue the Notes and the Dealers named below severally and not jointly agree to purchase the Notes at the purchase price specified above (being equal to the issue price of 99.987 per cent. less the underwriting discount and commission of 0.15 per cent. of the aggregate nominal amount of the Notes).

The respective nominal amounts of the Notes that each of the Dealers commits to underwrite are set forth opposite their names below:

Name	Nominal Amount
Barclays Bank PLC:	US$	1,212,500,000
BMO Capital Markets Corp.:	US$	1,212,500,000
The Toronto-Dominion Bank:	US$	1,212,500,000
Wells Fargo Securities, LLC:	US$	1,212,500,000

CastleOak Securities, L.P.:	US$	97,000,000
Daiwa Capital Markets Europe Limited:	US$	33,000,000

Citigroup Global Markets Limited:	US$	2,000,000
Deutsche Bank AG, London Branch:	US$	2,000,000
Goldman Sachs International:	US$	2,000,000
HSBC Bank plc:	US$	2,000,000
Jefferies LLC:	US$	2,000,000
J.P. Morgan Securities plc:	US$	2,000,000
Merrill Lynch International:	US$	2,000,000
Morgan Stanley & Co. International plc:	US$	2,000,000
RBC Capital Markets, LLC:	US$	2,000,000
Skandinaviska Enskilda Banken AB (publ):	US$	2,000,000

Total:	US$	5,000,000,000

2

Payment for and delivery of the Notes shall be made each against the other on the Settlement Date. The Notes shall be delivered in book entry form to the following account at the Federal Reserve Bank of New York: ABA No. 021000018 BK OF NYC/TDLondon; and payment of the purchase price specified above shall be delivered in immediately available funds to the Bank’s account at the Federal Reserve Bank of New York: ABA No. 021081367 (IBRD WASH/ISSUER – CODE 2500).

3

The Bank hereby appoints each of the undersigned as a Dealer under the Standard Provisions solely for the purpose of the issue of Notes to which this Terms Agreement pertains. Each of the undersigned shall be vested, solely with respect to this issue of Notes, with all authority, rights and powers of a Dealer purchasing Notes as principal set out in the Standard Provisions, a copy of which it acknowledges it has received, and this Terms Agreement. Each of the undersigned acknowledges having received copies of the documents listed in Exhibit A to the Standard Provisions which it has requested.

4

In consideration of the Bank appointing each of the undersigned as a Dealer solely with respect to this issue of Notes, each of the undersigned hereby undertakes for the benefit of the Bank and each of the other Dealers that, in relation to this issue of Notes, it will perform and comply with all of the duties and obligations expressed to be assumed by a Dealer under the Standard Provisions.

5	The Joint Lead Managers hereby jointly and equally agree to pay the following expenses, if applicable:

(a)

all initial and ongoing costs and expenses of listing the Notes on the Luxembourg Stock Exchange (including, without limitation, the costs and expenses of the listing agent and for the notices required to be published in connection with the issue and initial and continued listing of the Notes);

(b)	any fees of the Federal Reserve Bank of New York in its capacity as Fiscal Agent for the Notes;

(c)	the legal fees and expenses of Sullivan & Cromwell LLP, counsel to the Dealers; and

(d)	the agreed fees and expenses of Deloitte & Touche LLP in connection with the reliance letter to be delivered in relation to the Notes.

6

Each of the undersigned acknowledges that such appointment is limited to this particular issue of Notes and is not for any other issue of Notes of the Bank pursuant to the Standard Provisions and that such appointment will terminate upon issue of the relevant Notes, but without prejudice to any rights (including, without limitation, any indemnification rights), duties or obligations of each of the undersigned which have arisen prior to such termination.

For purposes hereof, the notice details of the undersigned are as follows:

c/o The Toronto-Dominion Bank
60 Threadneedle Street
London EC2R 8AP
United Kingdom

Attention:	Head of Syndicate and Origination
Email:	TMG@tdsecurities.com
Telephone:	+44 (0) 20 7628 2262

7

Notwithstanding any other term of this Terms Agreement or any other agreements, arrangements, or understanding between a Dealer and the Bank, but without prejudice to Section 13 of the Standard Provisions, the Bank acknowledges and accepts that a BRRD Liability arising under this Terms Agreement may be subject to the exercise of Bail-in Powers by the Relevant Resolution Authority, and acknowledges, accepts, and agrees to be bound by:

(i)

the effect of the exercise of Bail-in Powers by the Relevant Resolution Authority in relation to any BRRD Liability of a Dealer to the Bank under this Terms Agreement, that (without limitation) may include and result in any of the following, or some combination thereof:

a.	the reduction of all, or a portion, of the BRRD Liability or outstanding amounts due thereon;

b.

the conversion of all, or a portion, of the BRRD Liability into shares, other securities or other obligations of a Dealer or another person (and the issue to or conferral on the Bank of such shares, securities or obligations);

c.	the cancellation of the BRRD Liability; and/or

d.	the amendment or alteration of any interest, if applicable, thereon, the maturity or the dates on which any payments are due, including by suspending payment for a temporary period; and

(ii)

the variation of the terms of this Terms Agreement relating to such BRRD Liability, as deemed necessary by the Relevant Resolution Authority, to give effect to the exercise of Bail-in Powers by the Relevant Resolution Authority.

As used in this Terms Agreement:

“Bail-in Legislation” means in relation to a member state of the European Economic Area which has implemented, or which at any time implements, the BRRD, the relevant implementing law, regulation, rule or requirement as described in the EU Bail-in Legislation Schedule from time to time.

“Bail-in Powers” means any Write-down and Conversion Powers as defined in the EU Bail-in Legislation Schedule, in relation to the relevant Bail-in Legislation.

“BRRD” means Directive 2014/59/EU establishing a framework for the recovery and resolution of credit institutions and investment firms.

“EU Bail-in Legislation Schedule” means the document described as such, then in effect, and published by the Loan Market Association (or any successor person) from time to time at https://www.lma.eu.com/documents-guidelines/eu-bail-legislation-schedule.

“BRRD Liability” means a liability in respect of which the relevant Write-down and Conversion Powers in the applicable Bail-in Legislation may be exercised.

“Relevant Resolution Authority” means the resolution authority with the ability to exercise any Bail-in Powers in relation to a Dealer.

8

Notwithstanding any other term of this Terms Agreement or any other agreements, arrangements, or understanding between a Dealer and the Bank, but without prejudice to Section 13 of the Standard Provisions, the Bank acknowledges and accepts that a UK Bail-in Liability arising under this Terms Agreement may be subject to the exercise of UK Bail-in Powers by the relevant UK resolution authority, and the Bank acknowledges, accepts, and agrees to be bound by:

(i)

the effect of the exercise of UK Bail-in Powers by the relevant UK resolution authority in relation to any UK Bail-in Liability of a Dealer to the Bank under this Terms Agreement, that (without limitation) may include and result in any of the following, or some combination thereof:

a.	the reduction of all, or a portion, of the UK Bail-in Liability or outstanding amounts due thereon;

b.

the conversion of all, or a portion, of the UK Bail-in Liability into shares, other securities or other obligations of a Dealer or another person (and the issue to or conferral on the Bank of such shares, securities or obligations);

c.	the cancellation of the UK Bail-in Liability; and/or

d.	the amendment or alteration of any interest, if applicable, thereon, the maturity or the dates on which any payments are due, including by suspending payment for a temporary period; and

(ii)

the variation of the terms of this Terms Agreement relating to such UK Bail-in Liability, as deemed necessary by the relevant UK resolution authority, to give effect to the exercise of UK Bail-in Powers by the relevant UK resolution authority.

As used in this Terms Agreement:

“UK Bail-in Legislation” means Part I of the UK Banking Act 2009 and any other law or regulation applicable in the UK relating to the resolution of unsound or failing banks, investment firms or other financial institutions or their affiliates (otherwise than through liquidation, administration or other insolvency proceedings).

“UK Bail-in Liability” means a liability in respect of which the UK Bail-in Powers may be exercised.

“UK Bail-in Powers” means the powers under the UK Bail-in Legislation to cancel, transfer or dilute shares issued by a person that is a bank or investment firm or affiliate of a bank or investment firm, to cancel, reduce, modify or change the form of a liability of such a person or any contract or instrument under which that liability arises, to convert all or part of that liability into shares, securities or obligations of that person or any other person, to provide that any such contract or instrument is to have effect as if a right had been exercised under it or to suspend any obligation in respect of that liability.

9	The Bank: (a) represents that it is not a Covered Entity (as defined below); (b) acknowledges that the Dealers are or may be Covered Entities; and (c) acknowledges, accepts, and agrees that:

9.1

in the event that a Dealer that is a Covered Entity becomes subject to a proceeding under a U.S. Special Resolution Regime, the transfer from such Dealer of this Terms Agreement, and any interest and obligation in or under this Terms Agreement, will be effective to the same extent as the transfer would be effective under the U.S. Special Resolution Regime if this Terms Agreement, and any such interest and obligation, were governed by the laws of the United States or a state of the United States; and

9.2

in the event that a Dealer that is a Covered Entity or a Covered Affiliate of such Dealer becomes subject to a proceeding under a U.S. Special Resolution Regime, Default Rights under this Terms Agreement that may be exercised against such Dealer are permitted to be exercised to no greater extent than such Default Rights could be exercised under the U.S. Special Resolution Regime if this Terms Agreement were governed by the laws of the United States or a state of the United States. As used in this Terms Agreement:

“Covered Affiliate” has the meaning assigned to the term “affiliate” in, and shall be interpreted in accordance with, 12 U.S.C. § 1841(k).

“Covered Entity” means any of the following:

I.	a “covered entity” as that term is defined in, and interpreted in accordance with, 12 C.F.R. § 252.82(b);

II.	a “covered bank” as that term is defined in, and interpreted in accordance with, 12 C.F.R. § 47.3(b); or

III.	a “covered FSI” as that term is defined in, and interpreted in accordance with, 12 C.F.R. § 382.2(b).

“Default Right” has the meaning assigned to that term in, and shall be interpreted in accordance with, 12 C.F.R. §§ 252.81, 47.2 or 382.1, as applicable.

“U.S. Special Resolution Regime” means each of (i) the U.S. Federal Deposit Insurance Act and the regulations promulgated thereunder and (ii) Title II of the U.S. Dodd-Frank Wall Street Reform and Consumer Protection Act and the regulations promulgated thereunder.

10

Solely for the purposes of the requirements of 3.2.7R of the FCA Handbook Product Intervention and Product Governance Sourcebook (the “UK MiFIR Product Governance Rules”) regarding the mutual responsibilities of manufacturers under the UK MiFIR Product Governance Rules:

(a)

each of Barclays Bank PLC and The Toronto-Dominion Bank (each a “UK Manufacturer” and together the “UK Manufacturers”) acknowledges to each other UK Manufacturer that it understands the responsibilities conferred upon it under the UK MiFIR Product Governance Rules relating to each of the product approval process, the target market and the proposed distribution channels as applying to the Notes and the related information set out in the Final Terms in connection with the Notes; and

(b)

each of the other Dealers notes the application of the UK MiFIR Product Governance Rules and acknowledges the target market and distribution channels identified as applying to the Notes by the UK Manufacturers and the related information set out in the Final Terms in connection with the Notes.

11

Nothing in this Terms Agreement shall operate as or be construed to constitute a waiver, renunciation or any other modification of any privilege or immunity of the Bank under the Bank’s Articles of Agreement, or applicable law or international law.

12

If a default occurs with respect to one or more of the several underwriting commitments to purchase any Notes under this Agreement, Dealers who have not defaulted with respect to their respective several underwriting commitments will take up and pay for, as nearly as practicable in proportion to their respective several underwriting commitments, Notes as to which such default occurred, up to but not exceeding in the aggregate 20 per cent. of the nominal amount of the Notes for which the non-defaulting Dealers were originally committed; provided, however, that if the aggregate nominal amount of Notes as to which such default occurred exceeds 16.667 per cent. of the principal amount of the Notes, the non-defaulting Dealers shall be entitled to terminate this Agreement without any liability on the part of any non-defaulting Dealers. Nothing herein will relieve a defaulting Dealer from liability for its default.

13	All notices and other communications hereunder shall be in writing and shall be transmitted in accordance with Section 9 of the Standard Provisions.

14	This Terms Agreement shall be governed by, and construed in accordance with, the laws of the State of New York.

This Terms Agreement may be executed by any one or more of the parties hereto in any number of counterparts, each of which shall be deemed to be an original, but all such respective counterparts together shall constitute one and the same instrument.

BARCLAYS BANK PLC

By:	/s/ Mirrette Grant
Name: Mirrette Grant
Title: Authorised Signatory

BMO CAPITAL MARKETS CORP.

By:	/s/ Sean M. Hayes
Name: Sean M. Hayes
Title: Managing Director

CITIGROUP GLOBAL MARKETS LIMITED

By:	/s/ Camille McGleenan
Name: Camille McGleenan
Title: Delegated Signatory

GOLDMAN SACHS INTERNATIONAL

By:	/s/ Jimmy Bastock
Name: Jimmy Bastock
Title: Managing Director

HSBC BANK PLC

By:	/s/ Karl Allen
Name: Karl Allen
Title: Associate General Counsel

J.P. MORGAN SECURITIES PLC

By:	/s/ Sarah Lovedee
Name: Sarah Lovedee
Title: Executive Director

MERRILL LYNCH INTERNATIONAL

By:	/s/ Adrien De Naurois
Name: Adrien De Naurois
Title: Managing Director

MORGAN STANLEY & CO. INTERNATIONAL PLC

By:	/s/ Rachel Holdstock
Name: Rachel Holdstock
Title: Executive Director

THE TORONTO-DOMINION BANK WELLS FARGO SECURITIES, LLC
(together with Barclays Bank PLC and BMO Capital Markets Corp., collectively, the “Joint Lead Managers”)

CASTLEOAK SECURITIES, L.P.
DAIWA CAPITAL MARKETS EUROPE LIMITED
DEUTSCHE BANK AG, LONDON BRANCH
JEFFERIES LLC
RBC CAPITAL MARKETS, LLC
SKANDINAVISKA ENSKILDA BANKEN AB (PUBL)

By:	THE TORONTO-DOMINION BANK

By:	/s/ Frances Watson
Name: Frances Watson
Title: Authorised Signatory

(the foregoing parties, collectively, the “Dealers”)

CONFIRMED AND ACCEPTED, as of the date first written above:

INTERNATIONAL BANK FOR RECONSTRUCTION AND DEVELOPMENT

By:	/s/ Jong Woo Nam
Name: Jong Woo Nam
Authorized Officer